MG LLC dba Donisima

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	87,052.50
Total Income	**$87,052.50**
Cost of Goods Sold	
Contract labor	15,516.72
Food Purchases	16,870.53
Restaurant Supplies	6,884.78
Supplies & materials	7,633.79
Total Cost of Goods Sold	**$46,905.82**
GROSS PROFIT	**$40,146.68**
Expenses	
Advertising & marketing	434.18
Automobile Expenses	5,935.83
Bank fees & service charges	285.01
Insurance	76.23
Legal & accounting services	159.84
Meals	6,644.49
Memberships & subscriptions	969.96
Office supplies	1,178.85
Rent	24,162.68
Repairs & maintenance	47.63
Taxes - Other	231.50
Telephone Expense	4,817.02
Travel	0.00
Airfare	296.59
Total Travel	**296.59**
Uniforms	529.91
Total Expenses	**$45,769.72**
NET OPERATING INCOME	**$ -5,623.04**
NET INCOME	**$ -5,623.04**

MG LLC dba Donisima

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
DONISIMA (2687) - 1	450.87
Total Bank Accounts	**$450.87**
Total Current Assets	**$450.87**
TOTAL ASSETS	**$450.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Blanca Celis Payable	225.00
Luis Guerra Payable	591.00
Total Other Current Liabilities	**$816.00**
Total Current Liabilities	**$816.00**
Total Liabilities	**$816.00**
Equity	
Owner draws	293.26
Owner investments	4,964.65
Retained Earnings	0.00
Net Income	-5,623.04
Total Equity	**$ -365.13**
TOTAL LIABILITIES AND EQUITY	**$450.87**

MG LLC dba Donisima

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,623.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	**816.00**
Net cash provided by operating activities	**$ -4,807.04**
FINANCING ACTIVITIES	
Owner draws	293.26
Owner investments	4,964.65
Net cash provided by financing activities	**$5,257.91**
NET CASH INCREASE FOR PERIOD	**$450.87**
CASH AT END OF PERIOD	**$450.87**